Evogene Ltd.
13 Gad Feinstein Street,
Park Rehovot P.O.B 2100
Rehovot L3 76121 Israel

March 1, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

Attn: Jason Drory

Re:          Evogene Ltd.
Registration Statement on Form F-3
Filed February 19, 2021
File No. 333- 253300

Ladies and Gentlemen:

Evogene Ltd. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on March 3, 2021, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the above-referenced registration statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours, EVOGENE LTD.

By:	/s/ Dorit Kreiner
Dorit Kreiner
Chief Financial Officer

cc:          Oded Har-Even, Esq.
Howard E. Berkenblit, Esq.